HBOS plc

The Mound,
EDINBURGH
EH1 1YZ

Telephone: Direct Line 0131 243 5562
Switchboard 0131 442 7777
Fax 0131 243 5516

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

02015363

Our Ref:

Your Ref: 82/3240

SUPPL

31 January, 2002

RECEIVED FEB 20 2002 386

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Company Secretary's Department.

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS: Hx Variable Mort Rate
Released	15:00 30 Jan 2002
RNS Number	7424Q

A

HBOS plc: Halifax Variable Mortgage Rate

MORTGAGE STRATEGY UNCHANGED

Following the Ombudsman's decision in favour of Mr and Mrs Wright, the Halifax will cease offering mortgages priced at the "new" variable rate – currently 5% - to new customers with effect from 1 February. The "old" variable rate – currently 5.75% - will be the Halifax's sole benchmark variable rate.

Compliance on the Halifax's part with the Ombudsman's decision will not mean any change in the Group's strategy of driving down the differential between new and existing customers. A new product range, referenced against the "old" variable rate and available from 1 February, will generate the same level of savings as before for customers.

It should be noted that the Ombudsman's decision is specific and relates only to Mr and Mrs Wright. The Halifax will therefore treat any additional cases on their individual merits.

The Ombudsman's decision, along with the product changes announced today, are not expected to have any impact on the Group's financial or market positions.

WHAT HAPPENS NEXT?

Existing Borrowers

There will be no change for any existing borrowers because of the Ombudsman's decision.

Many existing borrowers have already achieved significant savings since the introduction of the new strategy in March 2001. Since then approximately 300,000 "old" variable rate customers have moved to a lower rate mortgage, mostly to the "new" variable rate. In addition, since the introduction of the Mortgage Review service in May 2000, the Halifax has helped a total of 450,000 customers save money by moving to a cheaper product.

New Borrowers

Following the Ombudsman's decision, the Halifax will offer new - and existing - customers a

new mortgage range centred around tracker and fixed rate products.

The tracker mortgages will track the Bank of England Base Rate and not exceed 100 basis points until 31st December 2005 after which they will revert to the sole variable benchmark rate. For example, for the lifetime of the tracker, given the current Bank of England Base Rate, it will generate the same pay rate - 5% - for customers as is currently the case with the Halifax's "new" variable rate. Discounts of two and three years duration from the sole benchmark variable rate will also be part of the range for new customers.

Commenting, Phil Jenks, Head of Mortgages, said:

"Our strategy remains the same. The Halifax will continue to drive down the differential between new and existing customers because it is right for the customer and right for our business."

End

EDITORS' NOTES

Halifax is the UK's number one mortgage lender, with nearly 2.5m mortgage accounts, and a market share of 19% of all outstanding mortgages in the UK.

In the first half of 2001, Halifax's mortgage business delivered the following results:-

- Net mortgage lending of £5.8 billion, a market share of 25% - the best since the mid 1980s.
- Gross mortgage lending of £14.6 billion, a market share of 21% - an all time high. One in five of all new mortgages in the UK in the first six months of last year were taken out with the Halifax.
- A mortgage pipeline of over £6 billion - an all time high.
- Mortgage assets of £100 billion - the first UK organisation ever to achieve this.

For further information contact:

Investor Relations	Charles Wycks Director of Investor Relations 07747 790456
	John Hope 07836 701348
Press Office	Shane O'Riordain Director of Communications 07770 544585
	Mark Hemingway Head of Press Office, Group Communications 07831 390751
	Ian Beggs Senior Media Officer, Group Communications

07785 338502

or - Executive Office, London – 0207 905 9600

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:54 30 Jan 2002
RNS Number	7235Q

RNS Number:7235Q
HBOS PLC
30 January 2002

Date of Disclosure 30/01/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/01/02

Dealing in P&O PRINCESS CRUISES (name of company)

1) Class of securities (eg ordinary shares) ORDINARY USD0.50

2) Amount bought	Amount sold	Price per unit
	651	£3.8128

3) Resultant total of the same class owned or controlled
(and percentage of class) 7,913,835 (1.14%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
EQUITABLE LIFE ASSURANCE SOCIETY

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) TIM HARRISON

Telephone and extension number 0207 321 1245

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END